KREP LTD. **KONSTA REAL ESTATE PROPERTIES LTD.**

Friday, April 03, 2009

By facsimile: +1-703-813-6984

Ms. Karen Garnett
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

CC: Mr. Tom Kluck
Legal Branch Chief

Re: Konsta Real Estate Properties, Ltd. Withdrawal Request of Registration Statement on Form 20-F (SEC File No. 000-53540)

Dear Ms. Garnett:

Konsta Real Estate Properties, Ltd. (the "Company") hereby requests immediate withdrawal of its registration statement on Form 20-F together with all exhibits thereto (collectively, the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission"). The Registration Statement was initially filed on February 6, 2009 and has not become effective.

The Company submits this request for withdrawal with reference to comments in the Commission's letter to the Company dated March 10, 2009. The Company intends to respond to these comments by filing a further registration statement on Form 20-F at a later time.

If you have any questions with respect to this matter, please contact Michael Lakshin of Konsta Real Estate Properties, Ltd at 201-452-9331 or 201-699-0735, email: mel@lakshin.com.

Sincerely,

Konsta Real Estate Properties, Ltd.

By: /s/ Roman Plavnik

Dr. Roman Plavnik
Chief Executive Officer